                                                               Exhibit 99(17)(k)

     SUPPLEMENT DATED APRIL 3, 2009 TO THE PROSPECTUS DATED MAY 1, 2008 OF
        SELIGMAN U.S. GOVERNMENT SECURITIES FUND (THE "SELIGMAN FUND"),
                  A SERIES OF SELIGMAN HIGH INCOME FUND SERIES
                                 (THE "SERIES")

At a Special Meeting of Shareholders scheduled to be held on June 2, 2009, shareholders who owned shares of the Seligman Fund on April 3, 2009 will vote on the merger of the Seligman Fund into RiverSource Short Duration U.S. Government Fund (the "RiverSource Fund"), a fund that seeks to provide shareholders with a high level of current income and safety of principal consistent with investment in U.S. government and government agency securities.

For more information about the RiverSource Fund, please call 1-888-791-3380 for a prospectus.